-N-SAR - SUB-ITEM 77c
Submission of matters to a vote of security holders.


A special meeting of the Investor Class shareholders of the following funds was held on January 29, 1999, to vote on the adoption of a 12b-1 Service and Distribution Plan that replaced the existing Shareholder Servicing Plan relating to such shares. The results were as follows:

FUND				VOTES FOR			VOTES AGAINST
Behavioral Growth Fund	51,603				0
Small Cap Value Fund	2,868				0
Hidden Value Fund		4,208				0
Core Equity Fund		3,409				0
All Cap Value Fund		3,588				0